Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

June 1, 2020

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        SPDR® Series Trust (File Nos. 333-57793 and 811-08839) (the “Registrant”)

Dear Ms. Miller:

On February 14, 2020, the Registrant submitted a letter (the “Prior Letter”) responding to comments you provided in a telephonic conversation with me on Wednesday, December 11, 2019, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrant’s filings. The current letter replaces the response to Comment 9 provided in the Prior Letter with the response provided below.

Comment: With respect to the SPDR Global Dow ETF and SPDR Bloomberg Barclays International Corporate Bond ETF, the Staff notes in the Schedule of Investments, investments are reported by country and it appears certain countries represent in excess of 25% of a Fund’s assets. As required by paragraph 20-21 of FASB ASC 825-10-50, in addition to the categorization chosen, any other significant type of concentration of credit risk should be reported. Please update the disclosure accordingly in future Form N-CSR filings.

Response: The Registrant intends to include a supplemental summary table using a different categorization (i.e., a sector or industry table where the Schedule of Investments is presented by country) for certain international/global funds, including instances when there are significant concentrations of credit risk at a country and/or industry level. This supplemental summary table will be placed beneath the Schedule of Investments in future shareholder reports.

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Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:        Andrew DeLorme, Esq.

    W. John McGuire, Esq.